Auryn reports remaining RAB drill results from 2016 program and Identifies two new high-grade boulder trains at Anuri and Ridge Prospects

Vancouver, British Columbia – November 25th, 2016 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF) (“Auryn” or the “Company) is pleased to announce results from its 2016 drill and boulder-sampling programs from its Committee Bay gold project located in Nunavut, Canada. Auryn successfully intersected gold in the majority of the RAB holes drilled across a set of east-west trending structures at Anuri that were the primary focus of the 2016 drill program. Highlights from the drilling include; 9.14 meters at 1.04g/t Au, 7.62m @ 1.05g/t, and 3.05m @ 2g/t Au (see Figure 1). The structure intersected is interpreted by Auryn to be a secondary structure based on the discovery of a new high-grade boulder train at Anuri that has a source along a prominent regional north-south trending fault zone adjacent to the 2016 drilling area (see Figure 1). The top 5 samples from the new boulder train are as follows: 45.9g/t Au, 41.5g/t Au, 33.3g/t Au, 14.55g/t Au, and 12.65g/t Au.

Shawn Wallace, President and CEO stated, “The progress at the Committee Bay project achieved over the last two years has been significant. We have completed extensive surface work over 85% of the nearly 300km long greenstone belt and importantly have drastically reduced drill costs. Our 2016 RAB drill campaign was limited to 2 target areas in the southwest of the project identified during the limited 2015 program; however, based on our 2016 surface work, we have properly defined 17 high priority drill ready targets across the belt.”

RAB Drilling Results:

The RAB drilling undertaken this year successfully intersected gold-bearing structures underneath till cover validating our approach to target the source rock of gold-in-till anomalies and mineralized boulder trains. The program at the Anuri prospect targeted an east-west structure where gold mineralization was encountered consistently throughout the drill holes. The remaining unreleased highlights from this program are listed below in Table 1 with the complete drill results from the remainder of the Anuri drilling presented in Appendix A.

Table 1: Highlights from remaining 2016 RAB drill holes:

Target Area	Hole ID	From	To	Length	Grade Au
		(meters)	(meters)	(meters)	g/t
Anuri	16ARR016	92.96	100.58	7.62	1.05
Anuri	16ARR022	39.62	48.77	9.14	1.04
Muskox	16MXR005	62.48	65.53	3.05	2.02

Boulder Sampling results:

The boulder sampling program was designed to aid in developing high-grade drill targets for 2017 by screening prospective boulder trains identified in high-resolution drone imagery. This program focused on certain areas within the Anuri and Three Bluffs corridors, targeting only eight discrete boulder trains that represent only a fraction of those identified across the belt (see Figure 2). Of the boulder trains sampled, two were identified as containing high-grade gold values, one at Anuri and the other, referred to as Ridge, located in the proximity of the Three Bluffs deposit.

Table 2 – High-grade boulders above 2g/t gold sampled from the Anuri boulder train

	Sample ID	Au_g/t			Au g/t			Au g/t
1	K781071	45.9	10	S695021	7.31	19	S695018	3.31
2	S695000	41.5	11	S695010	6.85	20	K781029	3.1
3	K781073	33.3	12	S695031	5.96	21	S694996	2.86
4	S694992	14.55	13	S695030	5.75	22	S695012	2.67
5	S694983	12.65	14	S695007	5.53	23	S695033	2.4
6	K781062	12.15	15	S695017	4.73	24	K781042	2.28
7	S695015	9.12	16	K781063	4.29	25	S695019	2.19
8	S694999	8.8	17	K781072	3.97	26	K781050	2.09
9	S694991	8.52	18	S695032	3.39

The newly identified high-grade boulder train at the Anuri prospect has demonstrated a source area to be along a major N-S fault zone that was not drill tested during the 2016 summer RAB drilling program (see Figure 2). This boulder train is 2.6 km long with the 112 samples taken from this train averaging 2.43g/t Au. The total strike length of the north south oriented structure that has the potential to be gold bearing based on regional till sampling and boulder train sampling, is approximately 8 km and will be drill tested during the 2017 summer exploration program.

Table 3 - High-grade boulders above 2g/t gold sampled from Three Bluffs boulder trains

	Sample ID	Au g/t	Prospects		Sample ID	Au g/t	Prospects
1	S640042	11.0	Ridge/Ridge South	7	S640120	2.52	Avinngaq
2	K781116	6.16	Ridge/Ridge South	8	S695047	2.52	Prospector
3	S640051	4.47	Ridge/Ridge South	9	K781104	2.33	Ridge/Ridge South
4	K781084	3.75	Prospector	10	S640048	2.28	Ridge/Ridge South
5	S640023	2.56	Ridge/Ridge South	11	S640050	2.03	Ridge/Ridge South
6	K781090	2.55	Prospector

The newly identified boulder train at the Ridge prospect demonstrates the potential for additional high-grade discoveries within the Three Bluffs deposit region. The Ridge prospect is undrilled and is one of 17 targets that is planned to be tested during a 2017 summer RAB drill program. In addition, boulder samples taken from the Prospector and Avinngaq prospects demonstrate the potential for multiple sources of gold mineralization in a subtle 20 km long north south trending structural corridor that was defined from a 2016 high resolution magnetics and EM airborne geophysics survey (Fig 1).

Auryn COO & Chief Geologist Michael Henrichsen commented, “The Committee Bay Greenstone Belt remains a singular opportunity for the potential of multiple high grade discoveries. Our innovative approach over the last 2 years has led us to not only lower costs in the Arctic but to a develop the most robust targets across the entire belt with the largest gold signatures that we look forward to drilling in 2017”.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio.

Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay gold project located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru.

ON BEHALF OF THE BOARD OF
DIRECTORS OF AURYN
RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources

For further details on Auryn Resources Inc., contact Jay Adelaar, Manager of Investor Relations at (778) 729-0600.

Cautionary Language and Technical Disclosures:

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

RAB Drilling Results

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Boulder Sampling

Approximately 1kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Rock grab samples are selective by nature and are unlikely to represent average grades on the property.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address events or developments that the company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. For more information on the Company, investors should review the Company’s continuous disclosure filings that are available at www.sedar.com

Boulder Train Sampling 2016

AURYN RESOURCES

Three Bluffs North-South
trending structural corridor
Orca
Kanosak
Castle Rock
Prospector
Ridge
Ridge South
Betwixt
Shamrock
Wrench
Bluff 7
Newly discovered Ridge
high-grade boulder train
Moly
Ledge
Vet
Antler
Three Bluffs
Hayes
Coyote
Raven
Ziggy
Four Hills
Cop
Burro
Muskox
Uningmak
Anuri
Maro
Newly discovered Anuri
high-grade boulder train
N
2 km
Legend
Grab Samples
Au (ppm)
0.01 - 0.10
0.11 - 1.00
1.11 - 3.00
3.01 - 5.00
5.01 - 10.00
10.01 - 45.90

Figure 1: Illustrates the locations of newly discovered high-grade gold boulder trains from the 2016 summer program at the Anuri and Ridge Prospects from the SW and Three Bluffs region of the Committee Bay belt.

Anuri – New High Grade Boulder Train 2016

AURYN RESOURCES

Newly released
16MXR005
0.36 g/t Au @ 1.52m
0.54 g/t Au @ 1.52m
2.02 g/t Au @ 3.05m
Newly discovered
high-grade boulder train
Previously released
16ARR002
0.81 g/t Au @ 19.81m
Previously released
16ARR003
1.91 g/t Au @ 13.71m
and 1.48 g/t Au @ 4.57m
Newly released
16ARR022
1.04 g/t Au @ 9.14m
incl. 2.70 g/t Au @ 1.50m
Newly released
16ARR016
1.05 g/t Au @ 7.62m
incl. 3.23 g/t Au @ 1.52m
2.6 km
Targeting NS corridor
8 km strike length of prospectivity structure
Source Area
2 km
Legend
Newly released RAB Drilling
Previously released RAB Drilling
Grab Samples Au (ppm)
0.01 - 0.10
0.11 - 1.00
1.11 - 3.00
3.01 - 5.00
5.01 - 10.00
10.01 - 45.90
7372000
7370000
518000
520000
522000
524000
526000

Figure 2: Illustrates the newly discovered high-grade gold boulder train from the Anuri prospect. Importantly the source area located on a large scale north-south trending fault zone has not been drill tested. The total length of the prospective structure based on 2015 till results and 2016 boulder sampling is approximately 8 km in length.

Appendix A: Remaining RAB holes from Anuri prospect (complete table)

Target Area	HoleID	From	To	Length	Grade Au
		(meters)	(meters)	(meters)	g/t
Anuri	16ARR012	97.54	105.16	7.62	0.18
Anuri	16ARR014	160.02	161.54	1.52	0.34
Anuri	16ARR016	92.96	100.58	7.62	1.05
	incl.	92.96	94.48	1.52	3.23
Anuri	16ARR016	106.68	109.73	3.05	0.53
Anuri	16ARR016	118.87	120.40	1.52	0.32
Anuri	16ARR017	28.96	30.48	1.52	0.45
Anuri	16ARR017	120.40	123.44	3.05	0.38
Anuri	16ARR017	140.21	143.26	3.05	0.31
Anuri	16ARR018	73.15	74.68	1.52	0.54
Anuri	16ARR020	24.38	25.91	1.52	0.28
Anuri	16ARR020	109.73	111.25	1.52	0.6
Anuri	16ARR021	45.72	47.24	1.52	0.26
Anuri	16ARR021	54.86	56.39	1.52	0.29
Anuri	16ARR022	39.62	48.77	9.14	1.04
	incl.	39.62	41.15	1.53	2.7
Anuri	16ARR022	181.36	182.88	1.52	2.14
Anuri	16ARR023	59.44	60.96	1.52	1.46
Anuri	16ARR023	64.01	65.53	1.52	0.55
Anuri	16ARR023	74.68	76.20	1.52	0.27
Anuri	16ARR025	9.14	10.67	1.52	0.63
Anuri	16ARR025	24.38	25.91	1.52	0.76
Anuri	16ARR025	47.24	48.77	1.52	0.4
Anuri	16ARR026	102.11	103.63	1.52	0.26
Anuri	16ARR026	108.20	109.73	1.52	1.47
Anuri	16ARR028	115.82	117.35	1.52	1.56
Anuri	16ARR028	123.44	124.97	1.52	0.96
Anuri	16ARR030	45.72	47.24	1.52	0.34
Anuri	16ARR030	97.54	99.06	1.52	0.3
Anuri	16ARR032	108.20	109.73	1.52	0.38
Anuri	16ARR034	18.29	19.81	1.52	0.41
Muskox	16MXR001	12.19	13.72	1.52	0.45
Muskox	16MXR001	22.86	24.38	1.52	0.34
Muskox	16MXR001	91.44	97.54	6.10	0.35
Muskox	16MXR001	102.11	103.63	1.52	0.39
Muskox	16MXR003	114.30	115.82	1.52	1.78
Muskox	16MXR003	185.93	187.45	1.52	0.39
Muskox	16MXR004	28.96	30.48	1.52	0.86
Muskox	16MXR004	146.30	147.83	1.52	0.3

Muskox	16MXR005	30.48	32.00	1.52	0.36
Muskox	16MXR005	48.77	50.29	1.52	0.54
Muskox	16MXR005	62.48	65.53	3.05	2.02